 Exhibit 99.1

TRANSLATION

December 29, 2020

Messrs.

Superintendence of Capital Markets

Ref: Dr. José Miguel Morales Dasso’s resignation as Director

Dear Sirs:

We inform you that during the meeting which took place on December 29, 2020, the Company’s board of directors decided to accept Dr. José Miguel Morales Dasso’s resignation to his position as Director. Such resignation shall become effective on December 31, 2020.

Dr. Morales tendered his resignation as Director after reaching 75 years of age, consistent with the Company’s prior practice.

Compañía de Minas Buenaventura S.A.A. and its board of directors would like to thank Dr. José Miguel Morales Dasso for his more than 50 years of service, during which his contributions were fundamental to the company’s growth and success. During recent years, he had acted as executive director, occupying the position of General Counsel through 2012, year during which he was first appointed as a member of our Board of Directors.

The Board of Directors and all the Buenaventura family will miss his wise counsel and profound knowledge of the company.

Yours faithfully,

Daniel Domínguez Vera

Stock Exchange Representative

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.